UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                          Amendment No. 1
                  (Constituting the Final Amendment)
                                To

                            SCHEDULE 13D


            Under the Securities Exchange Act of 1934


                       DDL Electronics. Inc.
                ---------------------------------
                         (Name of Issuer)


                   Common Stock, Par value $.01
                 --------------------------------
                  (Title of Class of Securities)


                            233167 105
                        -----------------
                          (CUSIP Number)


Gregory L. Horton, 2151 Anchor Court, Newbury Park, CA 91320 (805)376-9415
- --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications)


                           March 14, 1996
         ------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].

                              SCHEDULE 13D
                          (Cover Page--Part II)

CUSIP No. 233167 105

1.   Name of reporting person

      Gregory L. Horton

2.  Check the appropriate box if a member of a group
    (a)[ ]
    (b)[ ]

3.  SEC use only.

4.  Source of funds: PF

5.  Check box if disclosure of legal proceedings is required pursuant to
    Item 2(d) or 2(e) [ ]

6.  Citizenship or place of organization: U.S. Citizen

7.  Number of shares beneficially owned by each
     reporting person with sole voting power             1,000,000
                                                     -----------------

8.  Number of shares beneficially owned by each
     reporting person with shared voting power         Not applicable
                                                     -----------------

9.  Number of shares beneficially owned by each
     reporting person with sole dispositive power        1,000,000
                                                     -----------------

10. Number of shares beneficially owned by each
     reporting person with shared dispositive power    Not applicable
                                                     -----------------

11. Aggregate amount beneficially owned by each
     reporting person                                    1,000,000
                                                     -----------------

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]


13. Percent of class presented by amount in Row 11:   4.3%

14. Type of reporting person:  IN



The Schedule 13D of Gregory L. Horton dated March 8, 1996 and filed with the Commission relative to the common Stock, par value $.01 per share ("Common Stock"), of DDL Electronics, Inc., a Delaware corporation (the "Company"), is hereby amended in the following respects:



Item 5. Interest in Securities of the Issuer

      Mr. Horton is the record and beneficial holder of 1,000,000 shares of Common Stock (the "Shares"), representing approximately 4.3% of all common Stock outstanding on the date hereof. He has neither acquired or disposed of any Common Stock since January 12, 1996, which was the date on which he acquired the Shares. This Amendment No. 1 (constituting the Final Amendment to Mr. Horton's Schedule 13D) has been filed with the Commission out of an abundance of caution solely to reflect diminution in the percentage of Common Stock outstanding represented by the Shares due to other Common Stock issuances by the Company. The date on which Mr. Horton ceased to be the beneficial owner of more than five percent of the Common Stock outstanding was March 14, 1996.


                                     SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 September 10, 1996                     /s/ Gregory L. Horton
- --------------------              ----------------------------------
       Date                               Gregory L. Horton